THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLL□ JONATHAN M. GRISCHUK* HERBERT P. MOORE, JR.*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 _________ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC □ ADMITTED IN NY, DC AND CT ONLY

                                                                                         April 4, 2007

Mr. Tom Jones
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: SmarTire Systems, Inc.
Registration Statement on Form SB-2
Filed January 10, 2007
File No. 333-139887

Dear Mr. Jones:

On behalf of SmarTire Systems Inc. (the “Company”), on February 20, 2007, we filed via Edgar (1) Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement Amendment”); and (2) our response to the comments set forth in your letter dated February 2, 2007 (the “February Commission Letter”). This letter supplements the response in our letter dated February 20, 2007 to comment #10 of the February Commission Letter and also responds to Comment #1 set forth in your letter dated March 9, 2007.

Comment #10 (Letter Dated February 20, 2007)

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Supplemental Response to Comment #10 (Letter Dated February 20, 2007)

The Company proposes to decrease the number of shares included in the registration statement from 150,000,000 shares of the Company’s common stock to 88,607,595 shares. The Company believes this number of shares represents a good faith estimate of the number of shares of the Company’s common stock that will be needed upon conversion of the convertible notes held by the selling stockholders which have a fluctuating conversion price.

The notes are convertible into shares of the Company’s common stock at a conversion price equal to the lesser of: (i) $0.0573; or (ii) 80% of the lowest volume weighted average price for the Company’s common stock during the thirty trading days immediately preceding the conversion date. At March 30, 2007 the lowest volume weighted average price for the Company’s common stock during the thirty trading days preceding that date was $0.0237.

In estimating the number of securities underlying the convertible notes, the Company has considered the following factors:

•	The historical price for the Company’s common stock.

•	Limited public trading for the Company’s common stock which is traded on the OTC Bulletin Board.

•	The volatility in the price of the Company’s common stock.

After considering the foregoing factors, and for purposes of determining the number of securities needed for registration to be issued upon conversion of the underlying convertible notes, the Company has assumed that the lowest volume weighted average price of $0.0237 at March 30, 2007 may fluctuate during the period shares are being converted. As the Company can not determine how much its share price will fluctuate, it has estimated that the share price may fluctuate by 20% or more. If the price were to decrease by an average of 20%, this would result in an assumed conversion price of $0.015168 (the “Assumed Conversion Price”) determined as follows:

   $0.0237               Lowest volume weighted price for 30 days prior to March 30, 2007
  $0.01896  Volume weighted average price ($0.0237) deceased by 20% to address potential fluctuation in the Company’s common stock
         x .80   Lowest conversion price per conversion formula is 80% of adjusted lowest value weighted average price
$0.015168  Assumed Conversion Price

Conversion of the entire $1,200,000 principal amount of the convertible notes at the Assumed Conversion Price would result in the issuance by the Company of 79,113,924 shares ($1,200,000 ÷ $0.015168 = 79,113,924).

In addition, pursuant to Section 1(a) of the convertible notes, interest accrues on the outstanding principal balance at 10% and is payable on the maturity date in cash or the Company’s common stock (valued at the closing bid price on the trading day immediately prior to the date paid) at the option of the Company. The Company has indicated that it intends to exercise its option to pay the interest on the convertible notes in shares of its common stock. Therefore, the Company would issue additional shares of its common stock on October 31, 2008, the maturity date.

The total maximum interest that could be paid to the note holders during the term of the convertible notes is $240,000. For purpose of estimating the number of securities to be paid in interest, the Company has assumed that after taking into account the conversion of the notes over the next eighteen months, the Company will be required to pay approximately $180,000 of interest on the notes in shares of its common stock through October 31, 2008. This results in 9,493,671 additional shares determined as follows:

$180,000  Assumed interest payment through October 31, 2008.

$0.01896  Assumed adjusted closing bid price for the Company’s common stock on the trading day immediately prior to the interest payment date. This price represents the volume weighted average as of March 30, 2007 ($0.0237) decreased by 20% to address potential fluctuation in the Company’s common stock.

9,493,671  Number of shares to be issued by the Company in payment of assumed interest amount ($180,000 ÷ $0.01896).

Under the above analysis, 79,113,924 shares would be issued upon conversion of the principal of the convertible notes and 9,493,671 shares upon payment of $180,000 in interest resulting in a total of 88,607,595 shares.

Based upon the foregoing, which assumes a variance of 20% in the price of the Company’s common stock, the Company believes that 88,607,595 shares represents a good faith estimate of the number of securities underlying the convertible notes.

Comment #1 (Letter Dated March 9, 2007)

Selling Stockholders, page 8

1.
We note your responses to the prior comments. Given the nature and size of your transaction, we are unable to agree that the transaction being registered is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i). Because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a registration statement before the time that the selling stockholders convert the outstanding securities and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register a primary offering, identify the selling stockholders as underwriters in the registration statement, and include the fixed price at which the underwriters will sell the securities for the duration of the offering.

Response to Comment #1 (Letter Dated March 9, 2007)

As described above, the Company proposes to substantially decrease the number of shares included in the Registration Statement that are issuable upon conversion of the outstanding convertible notes held by the selling stockholders to 88,607,595 shares.

Prior to the acquisition of the convertible notes, the selling stockholders did not beneficially own any shares of the Company’s common stock. At the time of acquisition of the convertible notes there were a total of 316,774,656 shares outstanding of which 312,368,810 shares were held by non-affiliates. Upon the purchase of the convertible notes, the selling stockholders beneficially owned a total of 40,268,456 shares.

The 40,268,456 shares beneficially owned by the selling stockholders as of the date of acquisition of the convertible notes is determined as follows: $1,200,000 purchase price for convertible notes ÷ 0.0298 conversion price as of the date of the acquisition of the notes = 40,268,456 shares. The conversion price is equal to 80% of the lowest volume weighted average price for the Company’s common stock during the 30 days prior to conversion. 80% x 0.0372 (the lowest volume weighted average price) = $0.0298. The convertible notes contain contractual restrictions on beneficial ownership limiting the beneficial ownership of each selling stockholder to 4.99% unless the selling stockholders waive that limitation upon not less than 65 days’ notice. The foregoing beneficial ownership calculation assumes this provision does not apply.

The Company believes that the shares being registered are appropriately characterized as a secondary offering by selling stockholders that is eligible to be made on a shelf basis under Rule 415(a)(l)(i) based on the following:

•
All of the shares are being offered for sale by the selling stockholders. No shares are being offered for sale by the Company. The selling stockholders are not acting as conduits for the issuer. The selling stockholders will receive all of the proceeds from the sale of the shares.

•	The selling stockholders received the securities from the Company in private placement transactions.

•	The selling stockholders are not broker-dealers or in the business of underwriting securities.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter, please do not hesitate to contact the undersigned at 609-452-6000.

                                                                                                                       Very truly yours,

                                                                                                                                                                  /s/Kevin M. Briody
                                                                                                                        Kevin M. Briody

cc:  Jeff Finkelstein, Chief Financial Officer

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